bfinance US Limited
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2025

ASSETS

Cash	$	372,411
Accounts receivable		1,748,493
Prepaid Expense		1,342
Security Deposit		4,353
TOTAL ASSETS	$	2,126,599

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES		
Accounts payable and accrued liabilities	$	23,682
Due to parent		654,671
TOTAL LIABILITIES		678,353
Commitments and Contingencies (Note 6)		
SHAREHOLDER'S EQUITY		1,448,246
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	2,126,599